SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kaleido Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483347100

(CUSIP Number)

Noubar B. Afeyan, Ph.D.

Flagship Ventures

55 Cambridge Parkway, Suite 800E

Cambridge, MA 02142

(617) 868-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship VentureLabs IV, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,865
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,865
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,656,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,656,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,656,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures Fund IV General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,656,643
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,656,643
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,656,643
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship VentureLabs V, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship VentureLabs V Manager LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Pioneering, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,500,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,500,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,560,096
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,560,096
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,560,096
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483347100

1.	Names of Reporting Persons. Nutritional Health Side Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 639,360
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 639,360
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 639,360
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483347100

1.	Names of Reporting Persons. Nutritional Health Disruptive Innovation Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,560,523
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,560,523
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,560,523
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures Fund V General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,759,979
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,759,979
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,759,979
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 27.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Nutritional Health LTP Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 666,666
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 666,666
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483347100

1.	Names of Reporting Persons. Nutritional Health LTP General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 666,666
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 666,666
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,666
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,910,972
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,910,972
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,910,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures Opportunities Fund I General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,910,972
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,910,972
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,910,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures Fund 2007, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 216,451
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 216,451
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483347100

1.	Names of Reporting Persons. Flagship Ventures 2007 General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 216,451
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 216,451
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 216,451
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Cadena LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,649,999
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,649,999
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,649,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483347100

1.	Names of Reporting Persons. Noubar B. Afeyan, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,360,710
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,360,710
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,360,710
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.0%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons (as defined below) on March 6, 2019 with respect to the common stock, $0.001 par value per share (“Common Stock”), of Kaleido Biosciences, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.

Flagship VentureLabs IV, LLC, a Delaware limited liability company (“VentureLabs IV”). The manager of VentureLabs IV is Flagship Ventures Fund IV, L.P., a Delaware limited partnership (“Flagship Fund IV” and together with VentureLabs IV, the “Flagship Fund IV Funds”).

ii.	Flagship Fund IV. The general partner of Flagship Fund IV is Flagship Ventures Fund IV General Partner LLC (“Flagship Fund IV GP”).

iii.	Flagship Fund IV GP. Noubar B. Afeyan, Ph.D. (“Dr. Afeyan”) is the sole manager of Flagship IV GP.

iv.

Flagship VentureLabs V, LLC, a Delaware limited liability company (“VentureLabs V”). The manager of VentureLabs V is Flagship VentureLabs V Manager LLC, a Delaware limited liability company. (“VentureLabs V Manager”).

v.	VentureLabs V Manager. The manager of VentureLabs V Manager is Flagship Pioneering, Inc., a Delaware company.

vi.	Flagship Pioneering, Inc. Dr. Afeyan is the sole director of Flagship Pioneering, Inc.

vii.

Flagship Ventures Fund V, L.P., a Delaware limited partnership (“Flagship Fund V”). The general partner of Flagship Fund V is Flagship Ventures Fund V General Partner LLC, a Delaware limited liability company (“Flagship Fund V GP”).

viii.	Nutritional Health Side Fund, L.P., a Delaware limited partnership (“Nutritional Health Side Fund”). Flagship Fund V GP is the general partner of Nutritional Health Side Fund.

ix.

Nutritional Health Disruptive Innovation Fund, L.P., a Delaware limited partnership (“Nutritional Innovation Fund” and together with Flagship Fund V and Nutritional Health Side Fund, the “Flagship Fund V Funds”). Flagship Fund V GP is the general partner of Nutritional Innovation Fund.

x.	Flagship Fund V GP. Dr. Afeyan is the sole manager of Flagship Fund V GP.

xi.

Nutritional Health LTP Fund, L.P., a Delaware limited partnership (“Nutritional LTP”). The general partner of Nutritional LTP is Nutritional Health LTP General Partner LLC, a Delaware limited liability company (“Nutritional LTP GP”).

xii.	Nutritional LTP GP. Dr. Afeyan is the sole member and manager of Nutritional LTP GP.

xiii.

Flagship Ventures Opportunities Fund I, L.P., a Delaware limited partnership (“Flagship Opportunities I).The general partner of Flagship Opportunities I is Flagship Ventures Opportunities Fund I General Partner LLC, a Delaware limited liability company (“Flagship Opportunities GP”).

xiv.	Flagship Opportunities GP. Dr. Afeyan is the sole manager of Flagship Opportunities GP.

xv.

Flagship Ventures Fund 2007, L.P., a Delaware limited partnership (“Flagship Fund 2007”). The general partner of Flagship Fund 2007 is Flagship Ventures 2007 General Partner LLC (“Flagship Fund 2007 GP”).

xvi.	Flagship Fund 2007 GP. Dr. Afeyan is the sole manager of Flagship Fund 2007 GP.

xvii.

Cadena LLC, a Delaware limited liability company (“Cadena” and together with the Flagship IV Funds, VentureLabs V, the Flagship V Funds, Nutritional LTP, Flagship Opportunities I and Flagship Fund 2007, the “Flagship Funds”). Dr. Afeyan is the sole manager of Cadena LLC.

xviii.	Dr. Afeyan, a citizen of the United States of America.

Effective May 11, 2020, Edwin M. Kania, Jr. retired from both Flagship Pioneering, Inc. and as a manager of Flagship Fund IV GP and Flagship Fund 2007 GP.

The principal business of each Reporting Person is the venture capital investment business. The principal business address of each Reporting Person is 55 Cambridge Parkway, Suite 800E, Cambridge, Massachusetts 02142.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

The information set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The Reporting Persons acquired the shares of Common Stock set forth in Item 5 and hold their shares of Common Stock for investment purposes. Subject to a number of factors, including market conditions and their general investment and trading policies, the Reporting Persons may, in the ordinary course of their business, dispose of the shares of Common Stock that they beneficially own. These dispositions may occur in open market transactions, privately negotiated transactions or through other methods. Additionally, the Flagship Funds may distribute the shares of Common Stock that they directly hold to their respective limited partners.

Dr. Geoffrey von Maltzahn, who is a Partner at Flagship Pioneering, an affiliate of the Reporting Persons, is co-founder and director of the Issuer. Theo Melas-Kyriazi, who is an Executive Partner at Flagship Pioneering, is a director of the Issuer. The Reporting Persons, either directly or indirectly through Dr. von Maltzahn or Mr. Melas-Kyriazi, may engage in discussions from time to time with the Issuer’s board of directors, the Issuer’s management or the Issuer’s other stockholders. These discussions may be with respect to (i) acquiring or disposing shares of Common Stock or other securities of the Issuer (collectively, the “Securities”); (ii) maintaining or changing the Issuer’s business, operations, governance, management, strategy or capitalization; or (iii) implementing transactions that may relate to or may result in any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

On June 4, 2020, Flagship Fund IV, Flagship Opportunities I, and Nutritional LTP purchased an additional 666,667 shares, 666,667 shares, and 666,666 shares, respectively, of the Issuer’s Common Stock in an underwritten public offering (the “June 2020 Public Offering”) at a price per share of $7.50.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 35,213,540 outstanding shares of Common Stock immediately following the June 2020 Public Offering, as reported in the Issuer’s prospectus filed on June 3, 2020.

VentureLabs IV and Flagship Fund IV directly hold 42,865 shares and 1,613,778 shares of Common Stock, respectively. Flagship Fund IV, as the manager of VentureLabs IV, may be deemed to beneficially own the shares directly held by VentureLabs IV. Flagship Fund IV GP, as the general partner of the Flagship Fund IV Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds.

VentureLabs V, Flagship Fund V, Nutritional Health Side Fund and Nutritional Innovation Fund directly hold 2,500,000 shares, 2,560,096 shares, 639,360 shares and 6,560,523 shares of Common Stock, respectively. VentureLabs V Manager, as the manager of VentureLabs V, and Flagship Pioneering, Inc., as the manager of VentureLabs V Manager, may be deemed to beneficially own the shares directly held by VentureLabs V. Flagship Fund V GP, as the general partner of the Flagship Fund V Funds, may be deemed to beneficially own the shares directly held by the Flagship Fund V Funds.

Nutritional LTP directly holds 666,666 shares of Common Stock. Nutritional LTP GP, as the general partner of Nutritional LTP, may be deemed to beneficially own the shares directly held by Nutritional LTP.

Flagship Opportunities I directly holds 2,910,972 shares of Common Stock. Flagship Opportunities GP, as the general partner of Flagship Opportunities I, may be deemed to beneficially own the shares directly held by Flagship Opportunities I.

Flagship Fund 2007 directly holds 216,451 shares of Common Stock. Flagship Fund 2007 GP, as the general partner of Flagship Fund 2007, may be deemed to beneficially own the shares directly held by Flagship Fund 2007.

Cadena LLC directly holds 1,649,999 shares of Common Stock.

Dr. Afeyan, as the sole manager of Flagship Fund IV GP, Flagship Fund 2007 GP, Flagship Fund V GP, Nutritional LTP GP, Flagship Opportunities GP and Cadena LLC and as the sole director of Flagship Pioneering, Inc., may be deemed to beneficially own the shares directly held by the Flagship Fund IV Funds, Flagship Fund 2007, Flagship Fund V Funds, Nutritional LTP, VentureLabs V, Flagship Opportunities I and Cadena LLC.

(c) On June 4, 2020, Flagship Fund IV, Flagship Opportunities I, and Nutritional LTP purchased an additional 666,667 shares, 666,667 shares, and 666,666 shares, respectively, of the Issuer’s Common Stock in connection with the June 2020 Public Offering. The purchase price was $7.50 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

In connection with the June 2020 Public Offering, the Flagship funds entered into a lock-up agreement (the “Lock-Up Agreement”) with Morgan Stanley & Co., LLC. Pursuant to the terms of the Lock-Up Agreement, the Flagship Funds have agreed, with certain exceptions, during the period ending 90 days after June 3, 2020, no to

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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, or

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enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock or such other securities, or publicly disclose the intention to enter into any such swap or other agreement.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Lock-Up Agreement (incorporated by reference to Exhibit B-1 to Exhibit 1.1 to the Issuer’s Form 8-K filed on June 4, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2020

FLAGSHIP VENTURELABS IV, LLC

By:	Flagship Ventures Fund IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV, L.P.

By:	Flagship Ventures Fund IV General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND IV GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURELABS V, LLC

By:	Flagship VentureLabs V Manager LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Director

FLAGSHIP VENTURELABS V MANAGER LLC

By:	Flagship Pioneering, Inc.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Director

FLAGSHIP PIONEERING, INC.

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Director

FLAGSHIP VENTURES FUND V, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH SIDE FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH DISRUPTIVE INNOVATION FUND, L.P.

By:	Flagship Ventures Fund V General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND V GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND, L.P.

By:	Nutritional Health LTP Fund General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

NUTRITIONAL HEALTH LTP FUND GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I, L.P.

By:	Flagship Ventures Opportunities Fund I General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES OPPORTUNITIES FUND I GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES FUND 2007, L.P.

By:	Flagship Ventures 2007 General Partner LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

FLAGSHIP VENTURES 2007 GENERAL PARTNER LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

CADENA LLC

By:	/s/ Noubar B. Afeyan, Ph.D.
Name:	Noubar B. Afeyan, Ph.D.
Title:	Manager

/s/ Noubar B. Afeyan, Ph.D.
NOUBAR B. AFEYAN, PH.D.